Exhibit 99.1

Stellantis Suspends Production in Russia

AMSTERDAM, April 19, 2022 – Given the rapid daily increase in cross sanctions and logistical difficulties, Stellantis has suspended its manufacturing operations in Kaluga to ensure full compliance with all cross sanctions and to protect its employees.

Stellantis condemns violence and supports all actions capable of restoring peace.

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About Stellantis

Stellantis N.V. (NYSE / MTA / Euronext Paris: STLA) is one of the world's leading automakers and a mobility provider. Its storied and iconic brands embody the passion of their visionary founders and today’s customers in their innovative products and services, including Abarth, Alfa Romeo, Chrysler, Citroën, Dodge, DS Automobiles, Fiat, Jeep®, Lancia, Maserati, Opel, Peugeot, Ram, Vauxhall, Free2move and Leasys. Powered by our diversity, we lead the way the world moves – aspiring to become the greatest sustainable mobility tech company, not the biggest, while creating added value for all stakeholders as well as the communities in which it operates. For more information, visit www.stellantis.com.

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For more information, contact:
Fernão SILVEIRA +31 6 43 25 43 41 - fernao.silveira@stellantis.com
Valérie GILLOT +33 6 83 92 92 96 - valerie.gillot@stellantis.com
Nathalie ROUSSEL +33 6 87 77 41 82 - nathalie.roussel@stellantis.com
communications@stellantis.com
www.stellantis.com